Filed by Greenfire Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule14a-12

under the Securities Exchange Act of 1934

Form F-4 No. 333-271381

Subject Company: M3-Brigade Acquisition III Corp.

Commission File No.: 001-40946

Note: The filing of this news release under Rule 425 shall not be deemed an acknowledgment that such a filing is required.

BUSINESS WIRE

September 5, 2023

Greenfire Announces Tender Offer for its 12.000% Senior Secured Notes due 2025

Greenfire Announces Tender Offer for its 12.000% Senior Secured Notes due 2025

Business Wire

New York, NY – September 5, 2023

Greenfire Resources Inc. (formerly GAC HoldCo Inc.), an Alberta corporation (the “Company,” “we,” “us” or “our”), today announced the commencement of a cash tender offer (the “Tender Offer”) for any and all of its outstanding 12.000% senior secured notes due 2025 (the “Notes”), on the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”), dated the date hereof, and the related Notice of Guaranteed Delivery attached to the Offer to Purchase (the “Notice of Guaranteed Delivery”). As of September 5, 2023, there was $217,935,000 aggregate principal amount of Notes outstanding. The Offer to Purchase and the Notice of Guaranteed Delivery are referred to herein collectively as the “Offer Documents.”

The tender offer consideration for each $1,000 principal amount of the Notes purchased pursuant to the Tender Offer will be $1,065.00 (the “Tender Offer Consideration”). Holders must validly tender (and not validly withdraw) or deliver a properly completed and duly executed Notice of Guaranteed Delivery for their Notes at or before the Expiration Time (as defined below) in order to be eligible to receive the Tender Offer Consideration. In addition, holders whose Notes are purchased in the Tender Offer will receive accrued and unpaid interest from the last interest payment date to, but not including, the Payment Date (as defined in the Offer to Purchase) for the Notes. We expect the Payment Date to occur on September 18, 2023.

The Tender Offer will expire at 5:00 p.m., New York City time, on September 15, 2023 (such time and date, as it may be extended, the “Expiration Time”), unless extended or earlier terminated by the Company. The Notes tendered may be withdrawn at any time at or prior to the Expiration Time by following the procedures described in the Offer to Purchase.

Our obligation to accept for purchase and to pay for the Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is subject to the satisfaction or waiver, in our discretion, of certain conditions, which are more fully described in the Offer to Purchase, including, among others, the closing of Greenfire Resources Ltd.’s previously announced offering of senior secured notes, the net proceeds of which, together with other available cash will be sufficient to pay the consideration for the Notes tendered in the Tender Offer (the “Financing Condition”). The complete terms and conditions of the Tender Offer are set forth in the Offer Documents. Holders of the Notes are urged to read the Offer Documents carefully before making any decision with respect to the Tender Offer.

Concurrently with the commencement of the Tender Offer, the Company issued a conditional notice of redemption for an aggregate amount of Notes equal to $217,935,000 less the aggregate principal amount of Notes tendered and accepted in the Tender Offer. The redemption price for the Notes is 106.000% of the aggregate outstanding principal amount thereof, plus accrued and unpaid interest, if any, through October 4, 2023. The redemption date is expected to occur on October 5, 2023 and the amount of 2025 Notes being redeemed will be reduced by the amount of 2025 Notes purchased in the Tender Offer. The redemption of the Notes is subject to the Financing Condition. In the Company’s discretion, the redemption may not occur and the redemption notice may be rescinded in the event such condition shall not have been satisfied by the redemption date. The Company may also, in its sole discretion, extend the Expiration Time.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell with respect to any securities. The Tender Offer is only being made pursuant to the terms of the Offer to Purchase. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, the dealer manager, the information and tender agent or their respective affiliates is making any recommendation as to whether or not holders should tender all or any portion of their Notes in the Tender Offer.

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The Company has retained BMO Capital Markets Corp. to act as sole dealer manager for the Tender Offer and D.F. King & Co., Inc. to act as information agent and tender agent for the Tender Offer. Requests for documents may be directed to D.F. King & Co., Inc. at (800) 591-8263 (toll free) or (212) 269-5550 (collect) or www.dfking.com/greenfire. Copies of the Offer to Purchase and Notice of Guaranteed Delivery are also available at the following www.dfking.com/greenfire. Questions regarding the Tender Offer may be directed to BMO Capital Markets Corp. at (833) 418-0762 (toll-free) or (212) 702-1840 (collect) or by email at LiabilityManagement@bmo.com.

Forward Looking Statements

Some of the statements contained in this Press Release constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect the Company’s current views, as applicable, with respect to, among other things, their respective capital resources, performance and results of operations. Likewise, all of the Company’s statements regarding anticipated growth in operations, anticipated market conditions, demographics, reserves and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “scheduled,” “forecasts,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this Press Release reflect the Company’s current views, as applicable, about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. None of the Company guarantees that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	general economic uncertainty;

●	international, national or local economic, social or political conditions that could adversely affect the companies and their business;

●	the effectiveness of the Company’s internal controls and its corporate policies and procedures;

●	changes in personnel and availability of qualified personnel;

●	environmental uncertainties and risks related to adverse weather conditions and natural disasters;

●	the limited experience of certain members of the Company’s management team in operating a public company in the United States;

●	the volatility of the prices of crude oil, diluted bitumen, non-diluted bitumen and the differentials among various crude oil prices, natural gas and power;

●	risks associated with the Company’s SAGD operations, including reservoir performance, operating cost increases and various other factors, could adversely affect Greenfire’s operating results;

●	risks associated with the recovery of bitumen using SAGD processes, including uncertainty as to whether bitumen will be recovered in the expected volumes and at the expected economics;

●	the Company’s reliance on the Petroleum Marketer;

●	the risk that the Company’s capital expenditures relating to debottlenecking its production from the Demo Asset and Expansion Asset do not perform as anticipated;

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●	risks associated with estimating quantities of reserves and future net revenues to be derived therefrom;

●	a failure to achieve anticipated benefits of acquisitions or the need to dispose of non-core assets for less than their carrying value on the financial statements as a result of weak market conditions;

●	global political events that affect commodity prices;

●	the risk that the Company’s properties may be subject to actions and opposition by non-governmental agencies;

●	the risk that the COVID-19 pandemic continues to cause disruptions in economic activity internationally and impact demand for crude oil and bitumen;

●	risks associated with the Company’s groundwater licenses;

●	costs associated with abandonment and reclamation that the Company may have to pay;

●	a failure by the Company to obtain the regulatory approvals it needs for general operating activities or compliance for decommissioning;

●	the geographical concentration of the Company’s assets;

●	lack of capacity and/or regulatory constraints on gathering and processing facilities, pipeline systems, trucking and railway lines;

●	competition with other oil and natural gas companies;

●	changes to the demand for oil and natural gas products and the rise of petroleum alternatives;

●	changes to current, or implementation of additional, regulations applicable to the Company’s operations;

●	changes to royalty regimes;

●	a failure to secure the services and equipment necessary for the Company’s operations for the expected price, on the expected timeline, or at all;

●	seasonal weather conditions that may cause operational delays;

●	changes to applicable tax laws or government incentive programs;

●	the Company’s ability to obtain financing to fund the acquisition, exploration and development of properties on a timely fashion and on acceptable terms;

●	defects in the title or rights to produce the Company’s properties;

●	the risk that Company will be required to surrender lands to the Province of Alberta if annual lease payments are not made;

●	risk management activities that expose the Company to the risk of financial loss and counter-party risk;

●	the occurrence of an uninsurable event;

●	opposition by First Nations groups to the conduct of the Company’s operations, development or exploratory activities;

●	an inability to recruit and retain a skilled workforce and key personnel;

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●	the impact of climate change and other environmental concerns on demand for the Company’s products and securities;

●	the potential physical effects of climate change on the Company’s production and costs;

●	the direct and indirect costs of various GHG and other environmental regulations, existing and proposed;

●	any breaches of the Company’s cyber-security and loss of, or unauthorized access to, data;

●	changes to applicable tax laws and regulations or exposure to additional tax liabilities;

●	the significant increased expenses and administrative burdens that the Company will incur as a public company;

●	internal control weaknesses and any misstatements of financial statements or the Company’s inability to meet periodic reporting obligations;

●	foreign currency and interest rate fluctuations; and

●	failure to comply with anticorruption, economic sanctions, and anti-money laundering laws.

Additionally, statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future. Forward-looking statements representing post-closing expectations are inherently uncertain. Estimates such as expected revenue, production, operating expenses, EBITDA, general and administrative expenses, capital expenditures, free cash flow, net debt, reserves and other measures are preliminary in nature.

The forward-looking statements contained herein are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause the Company’s future results, performance or transactions to differ significantly from those expressed in any forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. While such forward-looking statements reflect the Company’s good faith beliefs, as applicable, they are not guarantees of future performance. The Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this Press Release, except as required by applicable law. You should not place undue reliance on any forward-looking statements, which are based only on information currently available to the Company, as applicable.

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